Larry Glasscock, Chairman, President and Chief Executive Officer

Mike Smith, Chief Financial Officer

Leonard Schaeffer, Chairman and Chief Executive Officer

David Colby, Chief Financial Officer

October 27, 2003

SM

Filed by:  Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:  WellPoint Health Networks Inc.

Commission File Number:  1-13083

On October 27, 2003, Anthem, Inc. gave a presentation using the document set forth below.  The merger agreement for
Anthem’s merger with WellPoint Health Networks Inc. will be filed by Anthem, Inc. under cover of Form 8-K today and is incorporated by reference to this filing.

SAFE HARBOR STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

This presentation contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health
Networks Inc. (“WellPoint”) and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform
Act of 1995.  Forward-looking statements are statements that are not historical facts.  Words such as "expect(s)",
"feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements.  These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance.  Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-
looking information and statements.  These risks and uncertainties include:  those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care;
significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with
WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and
general economic downturns.  Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.  Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Annual Reports on Form
10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This presentation may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint.  In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC.  SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE
ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT
DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS
THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.  The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint.  Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from
Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint
Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Anthem’s Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding Anthem’s participants and their interests in the solicitation.  Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for
Wellpoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A.  Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

Transaction Summary

Offer Per WellPoint Share:

Offer Price1:

Consideration:

Pro Forma Fully-Diluted Ownership:

Expected Closing:

Required Approvals:

Anthem and WellPoint shareholders
State Departments of Insurance
  and Other Regulators
Blue Cross Blue Shield Association
Hart-Scott-Rodino

1  Based on Anthem closing price as of October 24, 2003

 $101.06 per WellPoint share

$23.80 cash and
1 Anthem share

76% stock, 24% cash

47% Anthem, 53% WellPoint

Mid-2004

Transaction Summary

Name:

Headquarters:

Board Representation:

Chairman:

President and CEO:

Chief Financial Officer:

Co-Heads of Integration:

 WellPoint, Inc.

 WellPoint, Inc.

Indiana

60% Anthem, 40% WellPoint

 Indiana

Leonard Schaeffer

Larry Glasscock

David Colby

Mike Smith, Alice Rosenblatt

Nation’s Leading Health Benefits Company

Combined size and scale creates leadership position in industry

Geographic diversification with local focus and national reach

Growth opportunities in regional and national markets

Building on combined strength to create operating synergies

Operational excellence with strong, consistent performance

Collaborative relationships with key constituents

Excellent track record of integration

Superior financial strength to invest in the future

Complementary cultures and customer-focused management team

12
12
13
14
18
26
ATH
CI
AET
WLP
UNH
ATH + WLP

17
19
19
19
28
36
ATH
CI
AET
WLP
UNH
ATH + WLP

7

Industry Leading Size and Scale

Source: Latest company filings as of 9/30/03 or 6/30/03.

(a) Excludes BlueCard host membership for WellPoint.

(b) Latest 12 months(LTM) revenues as of 9/30/03 for Anthem, WellPoint and UnitedHealth.  LTM as of 6/30/03 for CIGNA and Aetna.

(in millions)

($ in billions)

Membership(a)

Latest 12 Months Revenues(b)

Geographic Diversification

Anthem

WellPoint

CO

CT

ME

KY

IN

GA

WI

MO

CA

NV

OH

VA

TX

NH

IL

UNICARE and HealthLink >100K members

MA

Geographic Diversification

Colorado

3%

Wisconsin

2%

New Hampshire

2%

Maine

2%

Nevada

1%

California

26%

Virginia

10%

Ohio

10%

Georgia

8%

Indiana

7%

Missouri

6%

Connecticut

6%

Kentucky

5%

Non-Branded

12%

Combined Membership at 9/30/2003 = 26 million
(Excludes BlueCard Host Members for WellPoint)

Growth Opportunities

Utilize strong local presence to add members in all segments

Introduce new products to under-served markets

Offer an enhanced Specialty product portfolio

Penetrate fragmented markets

Complement portfolio with disciplined acquisitions

Implement best practices across the enterprise

Use technology to support information-based consumer decisions

Creating Operating Synergies

Recognize at least $250 million in pre-tax synergies

Information technology

$75 million +

Specialty businesses

$75 million +

Operations

$50 million +

Corporate & Shared Services

$50 million +

Positioned to implement over 18 - 24 months: $50 million in
2004, $175 million in 2005, and $250 million in 2006

Targets consistent with accomplishments in prior transactions

Synergies represent approximately 4% to 5% of combined
administrative expenses

Revenue ($B)
After-tax Margin (%)'
2000
2001
2002
2003E

Revenue ($B)
After-tax Margin (%)'
2000
2001
2002
2003E

12

1 After-tax margin is calculated by dividing net income by total revenue.

Anthem

WellPoint

~$16.7

Mid-4%

Operational Excellence

~$20.4

Mid-4%

Revenue CAGR 24%

Revenue CAGR 30%

4.1%

$17.3

$12.4

$9.2

$13.3

$10.4

$8.8

4.1%

3.3%

2.6%

3.3%

3.7%

$1.4
$1.2
$1.0
$1.0
$0.8
$0.7
2001
2002
2003E

~24%
22%
20%
Anthem
WellPoint
Pro Forma

13

Financial Strength and Flexibility

Operating Cash Flow

Debt-to-Capital Ratio(a)

Anthem stand-alone

WellPoint stand-alone

($ in billions)

(a)As of September 30, 2003

Financing Plan

Financing Sources

Interim

Permanent

Available cash

$3.0 billion bridge facility

$1.0 billion revolving credit

$2.0 billion note offering

$2.5 billion credit facility

($ in billions)

Available cash (interim)

$ 0.7

New debt issuance (interim)

$ 3.2

Equity issuance

$12.5

Total

$ 16.4

% Change

Anthem Consolidated Results: 3Q03 vs. 3Q02

    3Q03

Revenue

Pre-tax income

Diluted EPS

Pre-tax margin

Membership

3Q02

(a) Includes $0.04 per diluted share for realized gains and a $0.20 per share benefit for a tax valuation allowance.

$4.3 billion

$3.6 billion

19%

$310 million

$229 million

35%

7.3%

6.4%

90 bp

$1.38

$1.29(a)

7%

11.8 million

11.0 million

8%

Membership
Growth

Anthem Reportable Segments: 3Q03 vs. 3Q02

Operating
Revenue

Midwest

East

Southeast

Growth

West

Specialty

Operating
Gain

Growth

Other

($ in millions)

($ in millions)

$1,694

11%

$109

62%          8%

$1,161

8%

$75

22%

9%

$267

18%

$33

3%

13%

$950

-

$82

-

-

5%

$194

43%

$19

40%

$(80)

-

$(39)

-

-

Anthem 2003 Full Year Guidance

7% – 8%

Membership Growth

100 – 150 bp Improvement

Benefit Expense Ratio

50 – 100 bp Improvement

Admin. Expense Ratio

$(135) - $(145)

Other

$60 - $65

Specialty

$100 - $105

West

$330 - $340

Southeast

$295 - $305

East

$425 - $435

Midwest

Operating Gain:

Approximately $16.7 billion

Revenue

$5.30 - $5.35

Diluted EPS

($ in millions)

Anthem 2004 Full Year Guidance

4% – 6%

Membership Growth

82% – 83%

Benefit Expense Ratio

17.8% – 18.3%

Admin. Expense Ratio

15%+ growth

Pre-tax income

Low double-digit growth

Revenue

$6.05 - $6.15

Diluted EPS

WellPoint 3Q03 vs 3Q02 Results & Outlook

14.0M, up 8%

3Q03 Membership

$6.00, up 37%

Full Year 2003 EPS(c)(d)

$430M, up 31%

3Q03 Operating Income(b)

$5.0B, up 12%

3Q03 Revenue

$1.63, up 42%

3Q03 EPS(a)

$6.90 - $7.00, up 15 -17%

Full Year 2004 EPS(c)

(a) Excludes net realized gains of $0.00 and $0.20 per diluted share for 3Q03 and 3Q02, respectively.

(b) Excludes net realized gains of $1.6 million and $50.6 million for 3Q03 and 3Q02, respectively.

(c) Estimate

(d) The increase of 37% is based on an adjusted EPS before an extraordinary gain of $4.39 per diluted share, which excludes net realized gains of $0.22 per diluted share, for the year ended December 31, 2002.

Summary of Key Points

Strong competitive position as a leading health benefits company

Complementary cultures focused on customer needs and quality service

Geographically diverse with strong local focus and national reach

Significant operational synergies

Well positioned for future growth

Larry Glasscock, Chairman, President and Chief Executive Officer

Mike Smith, Chief Financial Officer

Leonard Schaeffer, Chairman and Chief Executive Officer

David Colby, Chief Financial Officer

October 27, 2003

SM